SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                       FLYCAST COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                                   Common
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                         (Title of Class of Securities)

                                   344067103
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

SEC 1745 (10-85)

CUSIP NO 344067 1 03                     13G                  PAGE 2 OF 4 PAGES

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Item 1:     (a) Name of Issuer:

                Flycast Communications Corporation

            (b) Address of Issuer's Principal Executive Offices:

                181 Fremont Street
                San Francisco, California

Item 2:     (a) Name of Person Filing:

                Charles River Partnership VIII LP, Charles River VIII GP LP, Richard M. Burnes, Jr., Michael J. Zak and Ted R. Dintersmith. Messrs. Burnes, Zak, and Dintersmith are the individual general partners of Charles River VIII GP LP.

            (b) Address of Principal Business Office or, if none, Residence:

                The address of the principle business office of Charles River VIII LP, Charles River VIII GP LP and each of Messrs. Burnes, Zak, and Dintersmith is Charles River Ventures, 1000 Winter Street, Suite 3300, Waltham, MA 02451.

            (c) Citizenship:

                Charles River Partnership VIII LP and Charles River VIII GP LP are limited partnerships organized under the laws of the State of Delaware. Each of Messrs. Burnes, Dintersmith and Zak is a United States Citizen.

            (d) Title of Class of Securities:

                Common Stock.

            (e) CUSIP Number:

                344067-10-3

Item 3:         Not Applicable.

Item 4:         Ownership:

                Not applicable

Item 5:         Ownership of Five Percent or Less of a Class:

                This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer.

                ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 9, 2000 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMMON STOCK OF FLYCAST COMMUNICATIONS CORP. REMAIN THE SAME.

Item 6:         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable

Item 8:         Identification and Classification of Members of the Group:

                Not Applicable

Item 9:         Notice of Dissolution of Group:

                Not Applicable

Item 10:        Certification:

                Not Applicable